March 12, 2015

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Bioanalytical Systems, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2014
Filed on December 29, 2014
Form 10-Q for the Quarterly Period Ended December 31, 2014
Filed on February 17, 2015
File No. 000-23357

Dear Mr. Rosenberg:

Set forth below please find the Company's responses to the Staff's comments contained in the letter to the Company, dated March 2, 2015, relating to the Company's Form 10-K for the fiscal year ended September 30, 2014, filed on December 29, 2014 (the "Form 10-K") and the Company’s Form 10-Q for the quarterly period ended December 31, 2014, filed on February 17, 2015 (the “Form 10-Q”). For your convenience, the text of the comments in the Staff’s letter has been reproduced in bold type herein.

Comments

Form 10-K for the Fiscal Year Ended September 30, 2014

Financial Statements

Note 4. Income (Loss) per Share, page 50

1.	You state that you compute diluted earnings per share using the if-converted method for warrants. Please tell us why you use the if-converted method and not the treasury stock method. Reference supporting authoritative literature in your response.

Response

The description of the Company’s method for computing diluted earnings per share as described in Note 4 on page 50 was a typographical error. The Company has consistently computed diluted earnings per share using the treasury stock method for warrants. We will correct the description in future filings to properly disclose that the Company computes diluted earnings per share utilizing the treasury stock method for warrants.

Mr. Jim B. Rosenberg

March 12, 2015

Note 11. Segment Information, page 58

2.	Please provide us proposed disclosure to be included in future periodic reports that presents sales to external customers and long-lived assets located in the United States separately from other North American countries as specified by ASC 280-10-50-41.

Response

Please find below example disclosure that presents sales to external customers and long-lived assets located in the United States separately from other North American countries with respect to the fiscal years ended September 30, 2014 and 2013. We propose to provide disclosure similar in nature to that provided below in our future periodic reports.

Segment Reporting Footnote
(b) Geographic Information:
	FY14	FY13
Sales to External Customers:
United States	$21,766	$19,441
Other N. America	418	194
Pacific Rim	740	1,019
Europe	1,086	1,111
Other	574	303
	$24,584	$22,068

Long-lived Assets:
United States	$17,119	$18,364
Europe	-	-
	$17,119	$18,364

Form 10-Q for the Quarterly Period Ended December 31, 2014

Liquidity and Capital Resources, page 18

3.	Provide us proposed disclosure to be included in future periodic reports that explains why days’ sales in accounts receivable increased to 59 days at December 31, 2014 from 49 days at September 30, 2014 (based on prior quarter’s revenue).

Mr. Jim B. Rosenberg

March 12, 2015

Response

Based on the pattern of customer payments typically experienced by the Company it is not unusual to see a fluctuation in the pattern of days’ sales in accounts receivable. Days’ sales in accounts receivable has ranged from 70 days to 48 days for the past six quarters. Please find below our example disclosure with respect to the quarterly period ended December 31, 2014. The Company proposes to include similar disclosure regarding fluctuations in days' sales in accounts receivables in future periodic reports; to the extent such fluctuations are material.

Days’ sales in accounts receivable increased to 59 days at December 31, 2014 from 49 days at September 30, 2014 (based on prior quarter’s revenue) due to a delay in payments from certain customers. It is not unusual to see a fluctuation in the Company's pattern of days’ sales in accounts receivable. Customers may expedite or delay payments from period-to-period for a variety of reasons including, but not limited to, the timing of capital raised to fund on-going research and development projects. Historically, the Company has experienced very few significant bad debt write-offs.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. The Company acknowledges further that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company's response in this letter, please call me at the direct-dial number below.

Sincerely,

Jeffrey Potrzebowski

Vice President Finance

and Chief Financial Officer

(765) 497-8409